UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-14-02
1-35

03006615

January 28, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-28-2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: General Electric Company
Incoming letter dated December 14, 2002

Dear Ms. Fraser:

This is in response to your letter dated December 14, 2002 concerning the shareholder proposal submitted to GE by Donald L. Phillips and Barbara B. Phillips. We also have received a letter from the proponents dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Donald L. Phillips
Barbara B. Phillips
1566 Park Terrace West
Atlantic Beach, FL 32233

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 14, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
2002 DEC 18 PM 12:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have today separately FEDEX'd to the Division of Corporation Finance two no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2003 Annual Meeting proposals we have received from:

Robert Freehling
Donald L. Phillips
Earnest C. Newby
Helen Quirini

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 26 shareowner proposals, and currently expect to include several of them in our 2003 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 24, 2003, and distribute it beginning on March 7, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

1934 Act, Rule 14a-8
Rule 14a-8(i)(7), (2), (3), (6) and [(9)]

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 14, 2002

RECEIVED
2002 DEC 17 PM 3:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Share Owner Proposal by Donald L. Phillips

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Donald L. Phillips:

> Resolved the Stockholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.

A copy of the Proposal is enclosed as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of GE; (ii) Rule 14a-8(i)(2) because the Proposal, if implemented, would require GE to violate the law; (iii) Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal; and (iv) Rule 14a-8(i)(9) because the Proposal is in direct conflict with a proposal to be submitted by the Company at the 2003 Annual Meeting.

I. The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a registrant may omit a share owner proposal from its proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." In accordance with this Rule, the Staff of the Division of Corporation Finance (the "Staff") has consistently permitted the exclusion of proposals requesting additional disclosures regarding matters that are already required to be disclosed by the Commission's rules or, where the requested disclosures go beyond such matters, the subject matter of the disclosure relates to the company's ordinary business operations.

In its 1998 release amending the share owner proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998), at 11. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. GE believes that the Proposal implicates both of these rationales and is, therefore, excludable under Rule 14a-8(i)(7).

First, the Proposal seeks to have the GE Board of Directors require the Audit Committee to include in the Committee's report in the Company' s proxy statement, which is mandated by Item 7(d)(3) of Schedule 14A and Item 306 of Regulation S-K, disclosures which go beyond those required by the Commission's rules. Clearly, the preparation of this report isrequired and regulated by the rules and regulations of the Commission. Once applicable regulatory requirements have been met, a determination of what additional information, if any, is to be included in the Company's disclosures generally is within the discretion of the Company's Board of Directors and management and is fundamentally a part of the day-to-day business decisions made by the Company.

The Staff has consistently taken the position that the determination of what disclosures to share owners are desirable in addition to those which are necessary to meet the Commission's reporting requirements should be left to the discretion of the board of directors and the management of a company as a matter relating to the conduct of the ordinary business operations of the company. See, e.g., International Business Machines Corporation (January 19, 1999) (proposal would, if implemented, specify additional disclosures in the company's proxy materials); ConAgra, Inc. (June 10, 1998) (proposal would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); Circuit City Stores, Inc. (April 6, 1998) (same); and General Motors Corporation (February 28, 1997) (proposal recommending disclosure of taxes paid and collected by the company in the annual report).

With respect to the Commission's second rationale for the "ordinary business" exclusion, GE believes that the responsibility for overseeing the financial accounting and disclosure process is a complex task with respect to which share owners are not in a position to make an informed judgment. The Staff has consistently held that proposals relating to financial accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as involving the ordinary business operations of a company. See, e.g., International Business Machines Corporation (January 9, 2001) (proposal requesting, in part, that company provide "transparent financial reporting of profit from real company operations"); Conseco, Inc. (April 18, 2000) (proposal requesting that "accounting methods and financial statements adequately report the risks of subprime lending . . ." and that company prepare a report on such matters); The Boeing Company (March 6, 2000) (proposal requiring disclosure of the use of employee pension fund trust assets and/or surplus in all earnings statements to share owners); General Electric Company (February 10, 2000) (proposal requiring discontinuance of accounting technique); Johnson Controls, Inc. (October 26, 1999) (proposal requiring disclosure of "goodwill-net" and "true value" of share owners' equity); and Travelers Group Inc. (March 13, 1998) (proposal to adopt immediately the proposed Financial Accounting Standards Board rules for accounting for derivative instruments).

Directly on point are Staff positions permitting exclusion under Rule 14a-8(i)(7) of proposals that sought to require additional disclosure about the company's independent auditors. See, e.g., LTV Corporation (November 25, 1998) (proposal requiring disclosure of certain information about the financial capacity of the company's auditors in the annual reports to share owners); Occidental Petroleum Corporation (December 11, 1997) (same); and The Arundel Corporation (January 2, 1987) (proposal seeking disclosure of auditors' fees in the company's proxy statement).

GE believes that its position is consistent with the Staff's interpretation of Rule 14a-8(i)(7) set forth in Johnson Controls. The proposal in Johnson Controls would have required additional financial disclosures, and the Staff accordingly concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff in Johnson Controls announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." The Staff determined that Johnson Controls had met this standard because the proposal "related to its ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)."

In addition, although the Proposal calls for the inclusion of additional disclosures in the Company's proxy statement, it is also clearly directed beyond mere disclosure to require either that the Audit Committee affirmatively consider the number of consecutive years of service by the independent auditors when recommending GE's independent auditors, or that the Audit Committee actually recommend the rotation of the independent auditors every five years. In this case, GE believes that the Proposal is still excludable as relating to its ordinary business operations, i.e., the method of selecting independent auditors.

For over two decades, and as recently as December 6, 2002, the Staff has consistently concurred that share owner proposals addressing the criteria used to select, as well as the process followed to select and appoint, the company's independent auditors are matters relating to the company's ordinary business. For example, proposals requiring the rotation of independent auditors or the selection of independent auditors through competitive bidding or other prescribed means have routinely been excludable on such basis. Recently, in WGL Holdings, Inc. (December 6, 2002) the Staff held that a proposal to establish a policy of changing outside auditors at least every five years was excludable as relating to ordinary business matters (i.e., the method of selecting independent auditors). See also ConAgra Foods, Inc. (June 14, 2002) (proposal to amend the company's governing instruments to provide that it will hire new independent auditors every four years); American Financial Group, Inc. (April 4, 2002) (same); Refac (March 27, 2002) (proposal to change the independent auditors and to amend and improve corporate disclosure practices); SONICblue Incorporated (March 23, 2001) (proposal to have the company's independent auditors be selected annually by share owner vote); General Electric Company (December 28, 1995) (proposal to amend governing instruments to require a change in the independent auditors every four years); BankAmerica Corporation (December 15, 1995)(proposal to change auditing firms every four years); Texaco, Inc. (August 23, 1993)(proposal that auditors be rotated every five years); Monsanto Company (January 17, 1989) (proposal requiring the independent auditors to be selected by competitive bidding); and Firestone Tire & Rubber Company (November 25, 1980) (proposal recommending that the board of directors consider each year the practice of rotating the independent auditors).

Similarly, proposals relating to the criteria used to select the company's independent auditors have also been permitted to be excluded as matters relating to the company's ordinary business. See, e.g., Community Bancshares, Inc. (March 15, 1999) (proposal to amend company's bylaws to require that an audit committee choose the company's independent auditors from a group meeting certain criteria); Occidential Petroleum Corporation (December 28, 1995) (proposal involving the criteria to be used in selecting the company's independent auditors); LTV Corporation (November 22, 1995) (proposal requiring the independent auditors to provide surety); and Long Island Lighting Co. (January 22, 1996) (proposal relating to the institution of guidelines for the selection of the independent auditors).

For all of the above reasons, GE believes that the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal, If Implemented, Would Require GE To Violate the Law.

It is GE's opinion that the Proposal is also excludable under Rule 14a-8(i)(2) because it would conflict with Section 301 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), which amended Section 10A(m)(2) of the Exchange Act. The Staff has consistently permitted the exclusion of proposals under Rule 14a-8(i)(2) where such proposals directly conflict with state, federal, or foreign law. See, e.g., Ford Motor Company (March 19, 2001) (proposal calling for some directors to be drawn by a lottery among holders of common stock and further related to term limits, board committees, and director compensation); and Boeing Co. (March 4, 1999) (proposal to amend bylaws to provide that all issues submitted to a share owner vote be decided by simple majority).

Section 301 of Sarbanes-Oxley provides for the Commission to adopt rules prohibiting the stock exchanges from listing any securities of any issuer that is not in compliance with the requirements of that Section. One of those requirements is that the audit committee of the issuer "shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by the issuer . . . and each such registered public accounting firm shall report directly to the audit committee."

Consistent with Section 301 of Sarbanes-Oxley, in August 2002 the New York Stock Exchange (the "NYSE") proposed to add new Section 303A.7 to the NYSE's listing standards, requiring the audit committes of all listed companies to have the direct responsibility to "retain and terminate the company's independent auditors (subject, if applicable, to shareholder ratification)," including the "sole authority to approve all audit engagement fees and terms." Furthermore, GE recently amended its Audit Committee Charter to provide that the Audit Committee shall, among other things, "have the sole authority and reponsibility to select, evaluate and if necessary replace the independent auditor."

The Proposal, if adopted, requests that the GE Board of Directors "require" the Audit Committee to include in its "committee report and recommendation" the number of consecutive years of audit service that the independent auditors have provided to GE, and that the Committee "shall" include in its "recommendation" clear justification for the retention of the same independent auditors if those auditors performed audit services for GE for more than five years. As noted above, while on its face the Proposal appears directed merely at requiring additional disclosures, the effect of the Proposal may be to have the Board "require" the Audit Committee to consider specific criteria -- i.e., the number of consecutive years of service to GE -- and the rotation of GE's independent auditors, when "recommending" GE's independent auditors.

Thus, given that Section 301 of Sarbanes-Oxley and proposed Section 303A.7 of the NYSE listing standards, as well as GE's Audit Committee Charter, vest the sole responsibility to select the Company's independent auditors in the Committee, the Board of Directors does not have the power to "require" the Audit Committee to consider any specific criteria or mandate any specific recommendation relating to the independent auditors, let alone to arrogate to the Board itself decision-making powers over matters relating to the independent auditors, relegating the Committee to a mere "recommendation" role. Now, the responsibility and power over all matters relating to the independent auditors must rest solely with the Audit Committee.

For all of the above reasons, GE believes that the Proposal is excludable under Rule 14a-8(i)(2).

III. GE Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) states that a company may omit a proposal if the company would lack the power or authority to implement the proposal. As noted above, GE's Board of Directors does not have the power to "require" the Audit Committee to consider any specific criteria or mandate any specific recommendation relating to the independent auditors. As such, GE lacks the power to implement the Proposal.

The Staff has previously stated that share owner proposals that require the company to violate the law may be omitted pursuant to Rule 14a-8(i)(6). See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); and Whitman Corporation (February 15, 2000) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach an existing contract).

Accordingly, GE believes that the Proposal is excludable under Rule 14a-8(i)(6).

IV. The Proposal Directly Conflicts with GE's Proposal to Have the Share Owners Approve the Retention of the Independent Auditors at the Same Meeting.

A proposal may be excluded pursuant to Rule 14a-8(i)(9) if the proposal directly conflicts with one of the company's own proposals to be submitted at the same meeting. The Staff has noted that exclusion under Rule 14a-8(i)(9) remains available even where a share owner proposal is not identical in scope or focus to the company's proposal for the same meeting. See Exchange Act Release No. 34-40018 (May 21, 1998), at n.27.

GE expects that the Audit Committee will reappoint KPMG LLP as the Company's independent auditors to audit its consolidated financial statements for the 2003 fiscal year, and will recommend to the share owners for their approval such reappointment in the Company's 2003 proxy statement. KPMG has provided audit services to GE for more than five years. In view of the fact that the Proposal also can be read to request that the Board require rotation of GE's independent auditors every five years, the Company believes that the Proposal is in direct conflict with GE's proposal to reappoint KPMG at the 2003 Annual Meeting. Thus, if included in GE's proxy statement, an affirmative vote on both GE's proposal and the proponent's Proposal could lead to an inconsistent mandate from share owners.

It is well established under Rule 14a-8(i)(9) that a company may omit a share owner proposal where there is some basis for concluding that an affirmative vote on both the proponent's proposal and the company's proposal would lead to an inconsistent, ambiguous, or inconclusive mandate from the company's share owners. Directly on point is B.F. Saul Real Estate Investment Trust (November 24, 1981), where the Staff held that a proposal to select auditors that were independent of the B.F. Saul family could be omitted since it was counter to management's submission to share owners of the ratification of a firm as independent auditors. See also Phillips-Van Heusen Corporation (April 21, 2000) (allowing exclusion of a proposal limiting directors' bonus incentive and option plans that conflicted with company proposals to adopt incentive and option plans); Unicom Corporation (February 14, 2000) (allowing exclusion of a proposal mandating that the company reject a proposed merger that conflicted with a company proposal to approve such merger); Scudder New Europe Fund, Inc. (April 29, 1999) (allowing exclusion of a proposal contrary to a company merger proposal); and General Electric Company (January 28, 1997) (allowing exclusion of a proposal requiring modifications to GE's stock option plans because such modifications conflicted with the terms and conditions of a company proposal to adopt a new employee stock option plan).

For the reasons stated herein, GE believes that, to the extent that the Proposal is directed at the rotation of GE's independent auditors every five years, the Proposal is directly counter to GE's proposal to reappoint KPMG as its independent auditors for the 2003 fiscal year, and is therefore excludable under Rule 14a-8(i)(9).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Phillips is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosure

cc: Special Counsel – Rule 14a-8 – No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

cc: Mr. Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, FL 32233

EXHIBIT A

GE Stockholder Donald L. Phillips and Barbara B. Phillips, 1566 Park Terrace West, Atlantic Beach, FL 32233, and other filers hereby notify GE that they intend to submit the following proposal at this years meeting:

Resolved the Stockholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.

Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and it's Board of Directors with a fresh independent audit review and evaluation, but also it provides additional reassurances to the stock holders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

RECEIVED
2003 JAN -6 PM 3:17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 30, 2002

Office of Chief Counsel
Division of Corporation Finance
Security and Exchange Comission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Share Owner Proposal by Donald L. Phillips

Reference G.E. letter dated December 14, 2002, copy attached, regarding the above. This letter asks that you disallow General Electric to omit from its proxy materials the following resolution and supporting statement (the "Proposal") received from shareholder Donald L. Phillips:

> Resolved the Stockholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In event the recommended audit firm has performed audit services to the company in excess of five consecutive years, the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.
>
> Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and it's Board of Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the stock holders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

As the proponent of this proposal, it is important for the Security and Exchange Commission to understand that the motivation for this proposal is a result of the current wave of shareholder mistrust of the integrity and performance of some well known audit firms and their close and long-standing relationship with the management of the businesses they audit. Had the above proposal been a part of the business system of these firms, it is believed the possibility of the illegal and/or unprofessional actions of the audit firm and management activity of the businesses they audit would have been eliminated or greatly reduced and shareholders would have greater assurance and confidence that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

It is extremely important for the SEC to clearly understand that the submission of this proposal is not, REPEAT NOT, meant to reflect criticism on current GE management, the Board of Directors, the Audit Committee nor, the integrity of the audit firm recommended by the committee. It is also important for the SEC to recognize that the proposal does not prevent GE from using the same audit firm for an extended period of time. It only asks GE and the Audit Committee to provide shareholders with the number of consecutive years of audit service to the company performed by the recommended firm and, in event the recommended audit firm has performed audit services to the company in excess of five consecutive years, a clear justification for the retention of the same audit firm for such an extended period.

GE claims the above proposal is excludable based on the following rules:

(i) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of GE;

(ii) Rule 14a-8(i)(2) because the Proposal, if implemented would require GE to violate the law;

(iii) Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal; and

(iv) Rule 14a-8(i)(9) because the Proposal is in direct conflict with a proposal to be submitted by the Company at the 2003 Annual Meeting.

As the proponent of the proposal I do not propose to evaluate the lengthy and questionable rationale of GE's arguments, as presented in each of the above rules. This evaluation will be left to the SEC. Two issues seem to stand out in GE's arguments:

First, is the use of the word "require" in the basic proposal which somehow seems to conflict with the "Ordinary Business Operations of GE" {Rule 14a-8(i)(7)}, "Would Require GE to Violate the Law" {Rule 14a-8(i)(2)}, and because "GE Lacks the Power or Authority to Implement the Proposal" {Rule 14a-8(i)(6)}, and;

Secondly, is the assumption that, because GE expects the Audit Committee to recommend the reappointment of KBMG LLP as the Company's independent auditor for the 2003 fiscal year and KPMG has provided audit services to GE for more than five years, "The Proposal Directly Conflicts with GE's Proposal to Have the Share Owners Approve the Retention of the Independent Auditors at the Same Meeting" {Rule 14a-8(i)(9)}.

Finally, although I regret GE's reluctance to allow shareholders to express their opinion on this proposal, I again emphasize that the submission of this proposal is not meant to reflect criticism on current GE management, the Board of Directors, the Audit Committee nor, the integrity of the audit firm recommended by the committee.

Sincerely,

Donald L. Phillips

Donald L. Phillips
GE Shareholder
1566 Park Terrace West
Atlantic Beach, FL 32233

Phone: (904) 246-1986

Enclosure: GE letter dated December 14, 2002

cf/wo enclosure: Eliza W. Fraser, GE Associate Corporate Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2002

The proposal requests that the Board of Directors require the audit committee to include in its committee report and recommendation: (1) the number of consecutive years of service by the independent auditor and (2) if in excess of five consecutive years, a clear justification for the retention of the same audit firm for such extended period.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., disclosure of the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which GE relies.

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor